UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Polibeli Group Ltd Enters into Non-Binding Memorandum of Understanding for
Preliminary Evaluation of AI Data Center Opportunity in Indonesia

On July 1, 2026, Polibeli Group Ltd (the “Company”) entered into a non-binding Memorandum of Understanding (the “MOU”) with PT Grosirone Prima Nusantara, an Indonesia-based project development and coordination company, to establish a preliminary cooperation framework for evaluating a potential artificial intelligence (“AI”) data center project in Indonesia.

Under the MOU, the parties intend to cooperate in conducting preliminary evaluations of existing colocation data center facilities, power supply, cooling systems, network connectivity, commercial feasibility and other related matters. The contemplated project, if pursued, may involve a planned power capacity of up to approximately 10MW, including an initial phase of approximately 2MW to 5MW.

The MOU is intended solely to facilitate preliminary evaluation and information exchange. Except for certain customary provisions, including confidentiality, compliance, governing law and dispute resolution, the MOU is non-binding and does not obligate either party to proceed with any investment, financing, equipment procurement, data center lease, or other transaction.

Any future project remains subject to satisfactory due diligence, internal approvals, financing availability, regulatory approvals and the execution of definitive agreements. Accordingly, there can be no assurance that the proposed project will proceed or that any definitive transaction will be completed.

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. This announcement contains forward-looking statements regarding the Company’s strategic initiatives, expansion plans, projected market opportunities, AI integration opportunities and future business performance.

Forward-looking statements involve inherent risks and uncertainties, many of which are beyond the Company’s control, including the possibility that the definitive agreements in relation to the proposed project discussed in this announcement will not be concluded, and the possibility that the purposes of the MOU will not materialize as contemplated. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: materialization and implementation of the Company’s strategic initiatives; potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; any actions by third parties including government agencies; the expected growth of the digital solutions market; cybersecurity risks; the geopolitical, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
		Name:	Fucheng Yan
		Title:	Chairman and Director

Date: July 15, 2026

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